UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ending June 30, 2023

Exodus Movement, Inc.

 (Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area code)

Exodus Movement, Inc. and Subsidiaries

For the Three and Six Months Ended
June 30, 2023 and 2022

Exodus Movement, Inc. and Subsidiaries

Unless the context requires otherwise, in this Semi-Annual report on Form 1-SA, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiaries, Proper Trust AG, a Swiss corporation, 3ZERO, LLC, a Delaware limited liability company, and Osmium, LLC, a Delaware limited liability company.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the condensed consolidated financial statements and related notes that are included elsewhere in this Semi-Annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Forward Looking Statements,” and in other parts of this Semi-Annual report and the Company’s Form 1-K/A filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2023.

Overview of Our Business

Exodus’ mission is to help the world exit the traditional finance system. Exodus is a self-custodial platform that connects people with the world of decentralized finance and the power of the blockchain. On December 9, 2015, we launched Exodus to empower users of our wallet (“users”) to securely control, manage, and grow their wealth. Every two weeks since then, we have released new updates and improved our user experience.

We believe that digital assets should be easy to use and easy to understand. Our platform (the “Exodus Platform”) allows users to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating the geek requirement, Exodus prioritizes ease of use and aims to provide unparalleled user support.

The Exodus Platform supports over 19,000 digital assets, as well as integrations with multiple digital asset-to-digital asset exchanges and other third-party applications, such as MoonPay. We are relentlessly focused on delivering the best user experience in the digital asset industry.

Our platform is intended to provide the trustworthiness of a bank’s online portal without service windows and clunky interfaces, and the speed of centralized digital asset exchanges without the risk of third-party custody – we aim to provide our users with the best of both worlds in Exodus.

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party application programming interface (“API”) providers, pursuant to which the provider is allowed to integrate its services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis with users of the Exodus Platform accessing the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each transaction-based API interaction occurs, we realize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for API services in the future as a greater number of people begin to use digital assets. However, the recent bankruptcies of Celsius Network, Voyager Digital Ltd., Three Arrows Capital, and FTX has led to a decrease in users’ confidence in trading of digital assets and may lead to a decline in users of the Exodus Platform.  Additionally, following these events, third-party services made available through the Exodus Platform have been and may continue to be negatively impacted. Furthermore, the recent enforcement actions against Gemini, Genesis, Nexo, Kraken, Coinbase, and Binance could cause an interruption in the services provided by third-party exchanges. These events could negatively impact our ability to monetize and generate revenue based on these third-party services. We anticipate that proceeds from the API fees, if and when recognized as revenue will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, user support, and security and wallet operations.  Depreciation related to cost of revenues and amortization of software assets related to cost of revenues are also included.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, chargebacks related to fiat onboarding services, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and as a result, we expect to incur continuing software development expenses as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem. Most software development costs are expensed as incurred except for costs associated with internal use software.

User Support
User support includes related salaries and costs, subscription, and fees paid to consultants and outside service providers, and software or applications used for user support. Exodus views user support as an integral part of its product offerings and made significant investments in this area. We may continue to make further investments in user support as the development of the Exodus ecosystem continues. User support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers.  As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure. Most costs are expensed as incurred except for costs associated with internal use software.

Depreciation and Amortization
Depreciation and amortization expenses consist of depreciation of fixed assets and amortization of software assets.

Operating Expenses
Our operating expenses are classified as general and administrative, advertising and marketing, depreciation related to general and administrative equipment, impairment of digital assets, and gain on sale of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology services, and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including, but not limited to, technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. Our general and administrative expenses may increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing, as well as related department salaries. During the second half of 2022, we resumed our community-based approach to marketing. Advertising and marketing expenses are expensed as incurred.

Impairment of Digital Assets, net
Impairment of digital assets includes the impairment of digital assets and gain on sale of digital assets.

Comparison of the results of operations for the three and six months ended June 30, 2023 and 2022  (in thousands):

Operating Revenues
	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% Change	2023	2022	% Change
Operating revenues	$12,405	$12,961	-4%	$25,750	$28,345	-9%

Total revenue for the three months ended June 30, 2023 was $12.4 million compared to $13.0 million for the three months ended June 30, 2022, a decrease of $0.6 million or 4%. The decline in total revenue was primarily driven by a decrease in revenue from the exchange aggregation of $1.0 million due to a decrease in Monthly Active Users (“MAUs”) as well as a decrease in exchange provider processed volume. We are focused on growing our user base, and we believe that over the long term, interest in digital assets and digital asset markets will increase. However, during any given period we cannot be certain that our user growth efforts will be effective or that interest in digital assets will increase. Five API providers primarily drove exchange revenue of $10.7 million during the three months ended June 30, 2023 compared to four API providers generating $10.4 million in revenue during the three months ended June 30, 2022.

Total revenue for the six months ended June 30, 2023 was $25.8 million compared to $28.3 million for the six months ended June 30, 2022, a decrease of $2.5 million or 9%. The decline in total revenue was primarily driven by a decrease in revenue from the exchange aggregation of $3.3 million due to a decrease in MAUs as well as a decrease in exchange provider processed volume. We are focused on growing our user base, and we believe that over the long term, interest in digital assets and digital asset markets will increase. However, during any given period we cannot be certain that our user growth efforts will be effective or that interest in digital assets will increase. Five API providers primarily drove exchange revenue of $22.0 million during the six months ended June 30, 2023 compared to five API providers generating $24.9 million in revenue during the six months ended June 30, 2022.

Cost of Revenues
	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% Change	2023	2022	% Change
Software development expense	$2,311	$2,614	-12%	$4,540	$5,401	-16%
User support expense	1,481	2,211	-33%	3,111	4,298	-28%
Security and wallet operations expense	2,208	2,292	-4%	4,280	4,656	-8%
Depreciation and amortization	1,135	451	152%	2,061	825	150%
Total cost of revenues	$7,135	$7,568		$13,992	$15,180

Software development expenses for the three months ended June 30, 2023 were $2.3 million compared to $2.6 million for the three months ended June 30, 2022, a decrease of $0.3 million or 12%. This decrease was primarily driven by lower compensation and benefit expense of $1.5 million as a result of a decrease in headcount, partially offset by a decrease in software capitalization expenses of $1.3 million.

Software development expenses for the six months ended June 30, 2023 were $4.5 million compared to $5.4 million for the six months ended June 30, 2022, a decrease of $0.9 million or 16%. This decrease was primarily driven by lower compensation and benefit expense of $2.2 million as a result of a decrease in headcount, partially offset by a decrease in software capitalization expenses of $1.7 million.

User support expenses for the three months ended June 30, 2023 were $1.5 million compared to $2.2 million for the three months ended June 30, 2022, a decrease of $0.7 million or 33%. This was primarily due to a decrease in compensation and benefit expenses of $0.6 million as a result of a decrease in headcount and subscriptions of $0.1 million.

User support expenses for the six months ended June 30, 2023 were $3.1 million compared to $4.3 million for the six months ended June 30, 2022, a decrease of $1.2 million or 28%. This was primarily due to a decrease in compensation and benefit expenses of $0.8 million as a result of a decrease in headcount and subscriptions of $0.2 million.

Security and wallet expenses for the three months ended June 30, 2023 were $2.2 million compared to $2.3 million for the three months ended June 30, 2022, a decrease of $0.1 million or 4%. This change was primarily due to salary increase of $0.2 million, subscription expense of $0.2 million, and capitalized labor of $0.3 million partially offset by  decreased infrastructure expense of $0.8 million.

Security and wallet expenses for the six months ended June 30, 2023 were $4.3 million compared to $4.7 million for the six months ended June 30, 2022, a decrease of $0.4 million or 8%. This change was primarily due to $1.4 million of infrastructure, partially offset by increased salary of $0.6 million, capitalized labor expense decrease of $0.1 million, and subscriptions of $0.3 million.

Depreciation and amortization expenses for the three months ended June 30, 2023 were $1.1 million compared to $0.5 million for the three months ended June 30, 2022, an increase of $0.6 million or 152%. The increase was primarily related to amortization expense due to capitalization of salaries related to software development of $0.7 million.

Depreciation and amortization expenses for the six months ended June 30, 2023 were $2.1 million compared to $0.8 million for the six months ended June 30, 2022, an increase of $1.3 million or 150%. The increase was primarily related to amortization expense due to capitalization of salaries related to software development of $1.2 million.

General and Administrative Expense
	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% Change	2023	2022	% Change

General and administrative expense	$3,727	$5,269	-29%	$9,287	$10,271	-10%
Advertising and marketing expense	229	6,014	-96%	580	9,941	-94%
Depreciation	59	35	69%	120	60	100%
Total general and administrative expense	$4,015	$11,318		$9,987	$20,272

General and administrative expenses for the three months ended June 30, 2023 were $3.7 million compared to $5.3 million for the three months ended June 30, 2022, a decrease of $1.5 million or 29%. This decrease was primarily due to a decrease in employee benefit expenses of $0.8 million, subscriptions of $0.1 million, other business expenses of $0.2 million, and foreign currency expense of $0.6 million, partially offset by an increase in legal and consulting expense of $0.2 million.

General and administrative expenses for the six months ended June 30, 2023 were $9.3 million compared to $10.3 million for the six months ended June 30, 2022, a decrease of $1.0 million or 10%. This decrease was primarily due to a decrease in  employee benefit expenses of $0.6 million, subscriptions of $0.1 million, other business expenses of $0.3 million, and foreign currency expense of $0.6 million, partially offset by an increase in legal and consulting expense of $0.6 million.

Advertising and marketing expenses for the three months ended June 30, 2023 were $0.2 million compared to $6.0 million for the three months ended June 30, 2022, a decrease of $5.8 million or 96%. The decrease was primarily due to a decrease in marketing expenses of $5.1 million related to the change in marketing strategies and compensation and benefit expenses of $0.6 million as a result of a decrease in headcount.

Advertising and marketing expenses for the six months ended June 30, 2023 were $0.6 million compared to $9.9 million for the six months ended June 30, 2022, a decrease of $9.3 million or 94%. The decrease was primarily due to a decrease in marketing expenses of $8.0 million related to the change in marketing strategies and compensation and benefit expenses of $1.1 million as a result of a decrease in headcount.

(Gain) Impairment of Digital Assets, Net

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% Change	2023	2022	% Change
(Gain) impairment of digital assets, net	$(201)	$12,491	-102%	$(642)	$16,539	-104%

(Gain) impairment of digital assets, net decreased by $12.7 million for the three months ended June 30, 2023, as price volatility on digital assets held improved compared to the three months ended June 30, 2022. Impairment expense decreased by $12.1 million and gains on digital assets decreased by $0.6 million for the three months ended June 30, 2023 compared to three months ended June 30, 2022. This was driven by increases in digital asset prices in 2023 leading to the digital assets used being higher than their recorded cost.

(Gain) impairment of digital assets, net decreased by $17.2 million for the six months ended June 30, 2023, as price volatility on digital assets held improved compared to the six months ended June 30, 2022. Impairment expense decreased by $16.4 million and gains on digital assets increased by $0.8 million for the six months ended June 30, 2023 compared to six months ended June 30, 2022. This was driven by increases in digital asset prices in 2023 leading to the digital assets used being higher than their recorded cost.

Liquidity and Capital Resources
Overview

Our primary source of funds is from transaction-based API fee revenues. Our primary use of funds is payment of our operating costs, which consist primarily of compensation and benefit expenses, security costs, and advertising and marketing expenses.

Source of Funds
The following table summarizes our cash flows for the periods indicated (in thousands):

	Six Months Ended June 30,
	2023	2022
Net cash provided by operating activities	$2,039	$3,527
Net cash used in investing activities	$(6,327)	$(332)
Net cash used in financing activities	$(323)	$(195)

Net Cash from Operating Activities
Net cash provided by operating activities for the six months ended June 30, 2023, was $2.0 million. We had net income of $2.6 million, $2.2 million in depreciation and amortization, $3.4 million in stock based compensation and $2.2 million in changes to working capital, partially offset by $6.8 million in non-cash activities settled in cryptocurrency and net gain on digital assets of $0.6 million.

Net cash provided by operating activities for the six months ended June 30, 2022, was $3.5 million. We had net loss of $18.2 million for the six months ended June 30, 2022, and a deferred tax benefit of $5.1 million. This was partially offset by net impairment of digital assets of $16.5 million, $2.8 million of changes to working capital, stock based compensation expense of $2.4 million, $4.4 million in non-cash activities settled in cryptocurrency and depreciation and amortization of $0.9 million.

Net Cash from Investing Activities
Net cash used in investing activities for the six months ended June 30, 2023, was $6.3 million. This primarily consisted of a $38.6 million investment in treasury bills partially offset by $32.3 million of treasury bills redemption.

Net cash used by investing activities for the six months ended June 30, 2022, was $0.3 million. This consisted of a $0.3 million purchase of fixed assets.

Net Cash from Financing Activities
Our primary financing activity for the six months ended June 30, 2023, amounted to $0.3 million. This consisted of $0.3 million repurchase of shares to pay employee withholding taxes as a part of our 2021 Equity Incentive Plan (the “2021 Plan”).

Our primary financing activities for the six months ended June 30, 2022, was $0.2 million primarily due to the repurchase of shares to pay employee withholding taxes as part of our 2021 Plan.

Total  Holdings
We hold the following cash, treasury bills, and digital asset holdings as of June 30, 2023 and December 31, 2022 (in thousands):

	June 30, 2023		December 31, 2022
	Book value	Market Value (1)	Book value	Market Value (1)
Bitcoin	$23,163	$46,187	$17,549	$22,974
Ethereum	2,022	4,647	2,022	3,031
Algorand	422	642	686	715
Sovryn	98	99	-	-
Other digital assets	91	154	45	53
Cash and cash equivalents	15,883	15,883	20,494	20,494
Treasury bills	39,078	39,078	31,981	31,981
Total holdings	$80,757	$106,690	$72,777	$79,248

(1) Market rate represents a determination of fair market value derived from publicly available information.

Material Capital Commitments
We currently have no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See "Critical Accounting Policies and Estimates" set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Annual report on Form 1-K/A filed with the SEC on May 2, 2023. There have been no material changes to our critical accounting policies and estimates since our Form 1-K/A was filed.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their digital assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

As of June 30, 2023, we had approximately 195 full-time equivalents (“FTEs”), the majority of whom are engaged in customer support and engineering. Our FTEs are paid exclusively in Bitcoin. None of our team members are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our team members to be good.  Within our FTEs, approximately 130 team members are located outside of the U.S.  in approximately 50 countries located on six different continents.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our annual reports on Form 1-K, semi-annual reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the SEC's website at www.sec.gov that contains, in electronic form, each of the reports and other information that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly and annual financials, press and earnings releases, and blogs. Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation Fair Disclosure: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.  We also share news and product updates on our YouTube channel, which may be of interest or material to our investors.  The content of our websites is not incorporated by reference into this report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 2.	Other Information

Controls and Procedures

Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We intend to evaluate quarterly whether such changes in our processes and procedures materially affect our internal control over financial reporting.

Material Weaknesses
During 2022, management identified errors in its previously reported financial information as of and for the year ended December 31, 2021. As a result of the errors that have been identified, we have identified a material weakness in the Company’s control environment whereby the Company did not design and maintain effective internal control over financial reporting with respect to the expertise and quantity of its resources. Specifically, management did not effectively execute a strategy to hire, train, and retain a sufficient quantity of personnel with an appropriate level of training, expertise, and experience in certain areas important to financial reporting. In addition, we also identified a material weakness whereby management did not design and implement effective control activities based on the criteria established in the Committee of Sponsoring Organizations framework. Specifically, the control activities did not adequately (i) address relevant risks, (ii) provide evidence of performance, (iii) provide appropriate segregation of duties, or (iv) operate at a level of precision to identify all potentially material errors.

Remediation Plan
Management is committed to remediating its material weaknesses as promptly as possible. Management is in the process of implementing its remediation plan. We have initiated and intend to continue to implement measures designed to improve our internal control over financial reporting to remediate the material weaknesses, including the following:

•
We continue to be in the process of adding personnel within our accounting function to allow for further segregation of reporting duties. We are in the process of strengthening segregation of duties between the preparer and reviewer of controls related to financial accounting and reconciliation. We are also in the process of strengthening segregation of duties between those with access to book journal entries and those responsible for reviewing journal entries booked.

•
We have initiated formalizing our internal controls environment and activities and have engaged with a third party consultant to provide professional services to assist management with Sarbanes Oxley (“SOX”) readiness assistance to help perform a risk assessment and scoping of key systems and business processes, including a risk assessment at the financial statement assertion level to ensure that the level of precision of relevant controls is adequate to address the identified risks. We will continue to revise our risk assessment and scoping to rectify any deficiencies noted, enhance design and implement new controls if needed, expand education and training where necessary, update documentation, and add any necessary reviews by our management. We will continue to remediate the design appropriateness of certain specific controls and test the design of the remediated controls.

We believe the hiring of accounting personnel and an additional SOX readiness resource and the implementation of processes and controls to better identify and manage segregation of duties will remediate the identified control activities material weaknesses.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Legal and Regulatory Proceedings
From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We may also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others. From time to time, we are also involved in regulatory proceedings that arise in the ordinary course of business.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in the Company’s Form 1-K/A filing dated May 1, 2023, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

Geo-Political Risks
In addition, the Company’s business is subject to the risks of catastrophic events, including acts of war or terrorism, strikes or other external events. Any such events or any other geo-political unrest could cause disruptions in the Company’s business and lead to interruptions, delays, or loss of critical data. Specifically, financial, and digital asset markets may be negatively affected by the conflict between Russia and Ukraine and the economic sanctions imposed by the United States and other countries. The Company currently has 2 FTE and one customer in the affected area that could be directly impacted by the conflict.  Although one of the Company’s API providers is domiciled in Ukraine, there is currently no infrastructure located in Ukraine and none of the API provider’s leadership and development team is located in Ukraine.

Interruptions could have material implications for the Company’s operations and the development of the Exodus Platform or operations and development of applications that run on the Exodus Platform. Retaliatory acts by Russia in response to Western sanctions may include cyber attacks that could disrupt the economy or that could also either directly or indirectly impact the Company’s operations. Moreover, the ongoing effects of the hostilities and sanctions may spill over to and have a negative impact on other regional and global markets. It is also likely that the conflict will continue to affect the global political order and regional and global markets for a substantial period of time, regardless of when the conflict itself ends. It is not currently possible to determine the severity of any potential adverse impact of these events on the financial condition of the Company, or more broadly, upon the global economy, but any of the foregoing could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on the Company’s financial condition and results of operations.

Item 3.	Financial Statements

Condensed Consolidated Financial Statements
Exodus Movement, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In Thousands, except share amounts)

ASSETS	June 30, 2023	December 31, 2022
CURRENT ASSETS
Cash and cash equivalents	$15,883	$20,494
Accounts receivable	2,193	1,488
Prepaid expenses	1,207	2,752
Treasury bills	39,078	31,981
Other current assets	61	77
Total current assets	58,422	56,792

OTHER ASSETS
Fixed assets, net	448	617
Digital assets, net	25,796	20,302
Software assets, net	8,328	7,490
Indefinite-lived assets	1,945	1,945
Other investments	643	694
Deferred tax assets	1,369	1,369
Total other assets	38,529	32,417
TOTAL ASSETS	$96,951	$89,209

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,031	$610
Other current liabilities	3,579	2,389
Total current liabilities	4,610	2,999

LONG-TERM LIABILITIES
Other long term liabilities	366	366
Total long-term liabilities	366	366
Total liabilities	4,976	3,365

STOCKHOLDERS' EQUITY
Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized,	-	-
3,880,137 issued and outstanding as of June 30, 2023	-	-
3,543,791 issued and outstanding as of December 31, 2022	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized,	-	-
21,798,714 issued and outstanding as of June 30, 2023	-	-
21,798,414 issued and outstanding as of December 31, 2022	-	-
ADDITIONAL PAID IN CAPITAL	120,383	116,644
ACCUMULATED OTHER COMPREHENSIVE LOSS	(944)	(694)
ACCUMULATED DEFICIT	(27,464)	(30,106)
Total stockholders' equity	91,975	85,844
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$96,951	$89,209

The accompanying notes are an integral part of these condensed consolidated financial statements.

Exodus Movement, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Thousands, except per share amounts)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022

OPERATING REVENUES	$12,405	$12,961	$25,750	$28,345
COST OF REVENUES	7,135	7,568	13,992	15,180
GROSS PROFIT	5,270	5,393	11,758	13,165

OPERATING EXPENSES
General and administrative	4,015	11,318	9,987	20,272
(Gain) impairment of digital assets, net	(201)	12,491	(642)	16,539
Total operating expenses	3,814	23,809	9,345	36,811
Income (loss) from operations	1,456	(18,416)	2,413	(23,646)
OTHER INCOME
Unrealized gain (loss) on investments	85	(91)	189	71
Interest income	485	174	904	294
Total other income	570	83	1,093	365
Income (loss) before income taxes	2,026	(18,333)	3,506	(23,281)
INCOME TAX (EXPENSE) BENEFIT	(157)	3,420	(864)	5,063
NET INCOME (LOSS)	$1,869	$(14,913)	$2,642	$(18,218)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(200)	151	(250)	206
COMPREHENSIVE INCOME (LOSS)	$1,669	$(14,762)	$2,392	$(18,012)
Basic net loss per share
Basic net loss per share of common stock - Class A	$0.49	$(5.46)	$0.71	$(6.68)
Diluted loss per share of common stock - Class A	$0.26	$(5.46)	$0.37	$(6.68)
Basic net loss per share of common stock - Class B	$0.09	$(0.66)	$0.12	$(0.81)
Diluted loss per share of common stock - Class B	$0.08	$(0.66)	$0.11	$(0.81)
Weighted average number of shares and share equivalents outstanding
Weighted average number of shares used in basic computation - Class A	3,804	2,729	3,702	2,729
Weighted average number of shares used in diluted computation - Class A	7,300	2,729	7,207	2,729
Weighted average number of shares used in basic computation - Class B	21,799	22,546	21,799	22,547
Weighted average number of shares used in diluted computation - Class B	23,978	22,546	23,983	22,547

The accompanying notes are an integral part of these condensed consolidated financial statements.

Exodus Movement, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(In Thousands)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
BALANCES as of April 1, 2022 (unaudited)	2,730	22,510	$113,607	$(733)	$(10,265)	$102,609
Stock based compensation	-	-	1,347	-	-	1,347
Shares repurchased and cancelled	(1)	-	(4)	-	-	(4)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	40	-	(186)	-	-	(186)
Conversion of Class B to Class A	419	(419)	-	-	-	-
Foreign currency translation adjustment	-	-	-	151	-	151
Net loss	-	-	-	-	(14,913)	(14,913)
BALANCES as of June 30, 2022 (unaudited)	3,188	22,091	$114,764	$(582)	$(25,178)	$89,004
BALANCES as of April 1, 2023 (unaudited)	3,704	21,799	$118,819	$(744)	$(29,333)	$88,742
Stock based compensation	-	-	1,736	-	-	1,736
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	176	-	(172)	-	-	(172)
Foreign currency translation adjustment	-	-	-	(200)	-	(200)
Net income	-	-	-	-	1,869	1, 869
BALANCES as of June 30, 2023 (unaudited)	3,880	21,799	$120,383	$(944)	$(27,464)	$91,975
BALANCES as of January 1, 2022	2,730	22,510	$111,705	$(788)	$(6,960)	$103,957
Stock based compensation	-	-	3,253	-	-	3,253
Exercised options, net of options withheld for taxes	-	-	1	-	-	1
Shares repurchased and cancelled	(1)	-	(9)	-	-	(9)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	40	-	(186)	-	-	(186)
Conversion from Class B to Class A	419	(419)	-	-	-	-
Foreign currency translation adjustment	-	-	-	206	-	206
Net loss	-	-	-	-	(18,218)	(18,218)
BALANCES as of June 30, 2022 (unaudited)	3,188	22,091	$114,764	$(582)	$(25,178)	$89,004
BALANCES as of January 1, 2023	3,544	21,798	$116,644	$(694)	$(30,106)	85,844
Stock based compensation	-	-	4,062	-	-	4,062
Exercised options	-	1	1	-	-	1
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	336	-	(324)			(324)
Foreign currency translation adjustment	-	-	-	(250)	-	(250)
Net income	-	-	-	-	2,642	2,642
BALANCES as of June 30, 2023 (unaudited)	3,880	21,799	$120,383	$(944)	$(27,464)	$91,975

The accompanying notes are an integral part of these condensed consolidated financial statements.

Exodus Movement, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flow (unaudited)
(In Thousands)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,642	$(18,218)
Adjustments to reconcile net income (loss) to
Net cash provided by operating activities
Depreciation and amortization	2,181	885
Deferred tax benefit	-	(5,142)
(Gain) impairment of digital assets, net	(642)	16,539
Non-cash revenue – related party	-	(135)
Accrued interest income	(541)	-
Unrealized gain on investments	(189)	(71)
Stock based compensation	3,505	2,410
Non-cash activities settled in cryptocurrency (1)	(7,135)	4,424
Change in operating assets and liabilities:
Prepaid expenses	1,545	4,181
Other current assets	16	209
Accounts payable	421	(1,017)
Other current liabilities	236	(538)
Net cash provided by operating activities	2,039	3,527

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(10)	(317)
Purchase of treasury bills	(38,617)	-
Redemption of treasury bills	32,300	-
Purchases of indefinite-lived assets	-	(15)
Net cash used in investing activities	(6,327)	(332)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of shares repurchased and cancelled	-	(9)
Repurchase of shares to pay employee withholding taxes	(324)	(186)
Exercise of stock options	1	-
Net cash used in financing activities	(323)	(195)

Change in cash and cash equivalents	(4,611)	3,000
Cash and cash equivalents
Beginning of period	20,494	5,375
End of period	$15,883	$8,375

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash stock options exercised – USDC	$-	$1
Non-cash capitalized software costs settled in digital assets (including stock based compensation of $557 and $843, respectively)	$(2,826)	$(4,687)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$(619)	$(612)

(1)	Cryptocurrency includes stablecoin and digital assets (See Note 1).

Notes to Condensed Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiaries

As of June 30, 2023 (unaudited) and December 31, 2022 and for the
Three and Six Months Ended June 30, 2023 and 2022 (unaudited)
(In Thousands)

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc., incorporated in Delaware in July 2016, and its wholly owned subsidiaries, Proper Trust AG, a Swiss corporation, 3ZERO, LLC, a Delaware limited liability company, and Osmium, LLC, a Delaware limited liability company (collectively, “Exodus” or the “Company” or “we”), is a technology company that has developed the Exodus Platform, an unhosted and self-custodial cryptocurrency software wallet for multiple types of digital assets. The Company has created a self-custodial digital asset wallet (meaning Exodus never has any access to wallet holders’ digital assets) and partnered with third parties to provide various services that utilize our wallet through our digital asset  platform. Exodus earns revenue from providers of these services, which include digital asset to digital asset swaps, and the ability to earn rewards on staked crypto assets. Exodus operates in the blockchain and digital asset industry and users of our products range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, the Google Play store, and the Chrome Web Store.

Basis of Presentation and Principles for Consolidation
The accompanying condensed consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. In March 2020, the Company incorporated a wholly owned subsidiary, Proper Trust AG, based in Zug, Switzerland. In April 2023, the Company incorporated a wholly owned subsidiary, 3ZERO, LLC, based in the United States. In June 2023, the Company incorporated a wholly owned subsidiary Osmium, LLC, based in the United States.

Use of Estimates
The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. The most significant estimates are regarding value of digital assets, software development costs, and revenue recognition. Our estimates are based on our historical experience and on various other factors that the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiaries are recorded in the functional currency and translated into U.S Dollars at exchange rates in effect at the condensed consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the condensed consolidated statements of stockholders’ equity.

Fluctuations in the Company’s functional currency from our net investment in the Company’s subsidiaries expose us to foreign currency translation risk, where changes in foreign currency exchange rates may adversely affect our results of operations upon translation into U.S. Dollars. We recognized a loss on translation adjustments of $0.2 million and $0.3 million for the three and six months ended June 30, 2023, respectively, compared to a gain on translation adjustments of $0.1 and $0.2 million for the three and six months ended June 30, 2022, in foreign currency translation adjustment on the condensed consolidated statements of comprehensive income (loss), respectively.

Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and treasury bills with original maturities of three months or less in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. There was no balance of cash at licensed crypto currency exchanges as of June 30, 2023 or December 31, 2022. There were $4.0 million of treasury bills included in cash and cash equivalents for both periods as of June 30, 2023 and December 31, 2022.

U.S. Dollar Coin (“USDC”)
USDC is a stablecoin digital assets that is backed by U.S. dollars or other liquid assets and are accounted for as financial instruments.  USDC can be redeemed for one U.S. Dollar on demand from the issuer.  The Company had no USDC for both periods as of June 30, 2023 or December 31, 2022.

Accounts Receivable
The Company records accounts receivable at the invoiced amount. The Company does not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables, as the Company has no history of past due payments or disputes with our current API providers. Accounts receivable was $2.2 million and $1.5 million as of June 30, 2023 and December 31, 2022, respectively.

The term between invoicing and when payment is due is not significant.

The Company has two types of financial instruments that may be subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables have short payment terms and therefore have limited credit risk.

Segment Reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted, would have a material effect on the accompanying financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles. The Company tests its assets for impairment whenever events or changes in circumstances indicate the asset’s carrying value may not be recoverable.  Any asset deemed to be impaired will have its carrying value and depreciation rates reduced accordingly.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
We apply Accounting Standards Codification (“ASC”) 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, development costs that meet the criteria for capitalization are not deemed material and are expensed as incurred under ASC 985-20.

We apply ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves without Exodus servers in place. In these reviews, all costs incurred during the preliminary project planning stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

We account for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalized internally developed website costs when the website was under development and reached technological feasibility. We amortized these costs over an estimated life of three years.

Indefinite-Lived Assets
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived assets. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain name and trademark, should be recorded on the condensed consolidated balance sheets.  The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company performed an annual impairment review of fair market value of the indefinite-lived assets and impaired assets with fair value less than the carrying value as of June 30, 2023.

Non-Cash Activities Settled In Digital Assets
For the six months ended June 30, 2023 and 2022, the Company had the following non-cash activities settled in digital assets on the statement of cash flows (in thousands):

	Six Months Ended June 30,
	2023	2022

Accounts receivable	$(705)	$1,145
Digital assets, revenue	(25,750)	(28,211)
Digital assets, expenses	18,616	27,765
Payroll liabilities	954	3,519
Currency translation related to digital assets	(250)	206
Non-cash activities settled in digital assets	$(7,135)	$4,424

Fair Value Measurements
Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third-party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Our financial assets are summarized below as of June 30, 2023 and December 31, 2022, with fair values shown according to the fair value hierarchy (in thousands):

	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
June 30, 2023
Money market	$9,433	$9,433	$9,433	$-	$-
Treasury bills	43,103	43,103	43,103	-	-
tZERO investment	296	296	296	-	-
Certificate of deposit	247	247	-	247	-
Security Token Group investment	100	(A)	-	-	-
	$53,179
December 31, 2022
Money market	$10,986	$10,986	$10,986	$-	$-
Treasury bills	35,971	35,971	35,971	-	-
tZERO investment	348	348	348	-	-
Certificate of deposit	246	246		246
Security Token Group investment	100	(A)	-	-	-
	$47,651

(A)	These investments are recorded at cost.

There are no level 3 investments as of June 30, 2023 or December 31, 2022.

Revenue Recognition
The Company applies the provisions of ASC 606, Revenue from Contracts with Customers to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Exchange Aggregation, Fiat Onboarding, and Staking
The Company recognizes various charges to API providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking. The Company allows the providers to provide software services, which permit a user of our unhosted and self-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with the API. These interactions are typically transactions of services between provider and a user, effected through the API.

The geography of our user base is not the same as the geography of our API provider base. The following table presents our operating revenues disaggregated by geography, based on the addresses of our API providers and other revenue sources (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
APAC(1)	$6,821	55.0%	$5,980	46.1%	$14,590	56.7%	$13,771	48.6%
Other Americas(1)	4,975	40.1	6,273	48.4	9,884	38.4	13,218	46.6
EMEA(1)	563	4.5	448	3.5	1,223	4.7	990	3.5
United States	46	0.4	260	2.0	53	0.2	366	1.3
Operating revenues	$12,405	100.0%	$12,961	100.0%	$25,750	100.0%	$28,345	100.0%

(1)	Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
Exchange aggregation	$11,623	93.7%	$12,637	97.5%	$24,253	94.2%	$27,566	97.3%
Staking	201	1.6	177	1.4	359	1.4	461	1.6
Fiat onboarding	561	4.5	175	1.4	1,088	4.2	175	0.6
Other(1)	20	0.2	(28)	(0.3)	25	0.1	96	0.3
Consulting	-	-	-	-	25	0.1	25	0.1
Gaming	-	-	-	-	-	-	22	0.1
Operating revenues	$12,405	100.0%	$12,961	100.0%	$25,750	100.0%	$28,345	100.0%

(1)	Includes $0.1 million of related party revenues for the three months ended June 30, 2022. There was no related party revenue for the three months ended June 30, 2023. See Note 9.

Operating revenues from major API providers exceeding 10% of the total operating revenues for the three months ended June 30, 2023 and 2022 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Number of major API providers	5	4	5	5
Percentage of operating revenues	86.5%	80.6%	85.4%	87.9%
Amount of revenues (in thousands)	$10,736	$10,448	$21,985	$24,903

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. Exchange interactions (from API to the Company to permit the exchange to be incorporated into our wallet, solely with respect to users of the Exodus wallet) generate API fees, and the Company tracks fees earned on a daily basis. The provider pays 2% of the transaction price to the Company. As each transaction-based API interaction occurs, we realize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.  The performance obligations are such that the Company allows the API providers to provide software services which permit a user of Exodus’s unhosted and non-custodial digital asset software wallet to exchange one digital asset for another digital asset (the “Exchange Services”). The API providers supply an application program interface to permit the Exchange Services to be integrated into the unhosted wallet software (the “Exchange API”). Under the terms and conditions of the agreements, the Company and the Exchange Providers have integrated the Exchange APIs into the Exodus wallet.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company has concluded that the contracts do not contain any significant financing components, as either the period between receipt of the funds and the satisfaction of performance obligations is largely within one year, or  much of the transaction consideration is variable, and is not substantially within the control of the parties to the contract.

As of June 30, 2023 and December 31, 2022, the Company had no outstanding performance obligations, therefore there were no contract assets or liabilities on the condensed consolidated balance sheets.

Cost of Revenues
The Company’s costs of revenues are classified as software development, user support, and security and wallet operations. Depreciation related to cost of revenues equipment and amortization of software assets related to cost of revenues are also included in costs of revenues.

Software Development
Software development expenses represent costs incurred by the Company for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, fees paid to consultants, and outside service providers. Most software development costs are expensed as incurred except for costs associated with internal use software.

User Support
User support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for user support. User support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software.

Depreciation and Amortization
Depreciation and amortization expenses consist of depreciation of fixed assets and amortization of software assets.

Operating Expenses
The Company’s operating expenses are classified as general and administrative, advertising and marketing, depreciation related to general and administrative equipment, impairment of digital assets, and gain on sale of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology, and foreign currency gain or loss. They include related salaries and costs, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software applications used for advertising and marketing.  Advertising and marketing expenses are expensed as incurred.

(Gain) Impairment of Digital Assets, net
(Gain) impairment of digital assets, net includes the impairment of digital assets and gain on sale of digital assets.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues and general and administrative to align this benefit with team member salary expense on the condensed consolidated statements of operations and comprehensive income (loss).

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying condensed consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the three months ended June 30, 2023.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period. Diluted net loss per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options or vesting of restricted stock units. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share of common stock (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Basic net income (loss) per share:
Numerator
Allocation of undistributed earnings	$1,869	$(14,913)	$2,642	$(18,218)
Denominator
Weighted-average number of shares used in per share computation - Class A	3,804	2,729	3,702	2,729
Weighted-average number of shares used in per share computation - Class B	21,799	22,546	21,799	22,547
Basic net income (loss) per share - Class A	$0.49	$(5.46)	$0.71	$(6.68)
Basic net income (loss) per share - Class B	$0.09	$(0.66)	$0.12	$(0.81)

Diluted net income (loss) per share:
Numerator
Allocation of undistributed earnings	$1,869	$(14,913)	$2,642	$(18,218)
Denominator
Weighted-average number of shares used in diluted computation - Class A	7,300	2,729	7,207	2,729
Weighted-average number of shares used in diluted computation - Class B	23,978	22,546	23,983	22,547
Diluted net income (loss) per share - Class A	$0.26	$(5.46)	$0.37	$(6.68)
Diluted net income (loss) per share - Class B	$0.08	$(0.66)	$0.11	$(0.81)

Diluted earnings per share includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted earnings per share for the three and six months ended June 30, 2022 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share.

The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share (in thousands):

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022

Stock options outstanding	2,266	2,264
Unvested restricted stock units	2,730	2,730
Number of anti-dilutive shares	4,996	4,994

2.	Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands):

	June 30, 2023	December 31, 2022

Prepaid software	$494	$559
Prepaid cloud services	463	2,154
Prepaid insurance	146	-
Accounting, consulting, and legal services	104	39
Prepaid expenses	$1,207	$2,752

3.	Intangible Assets

Indefinite-Lived Asset

Indefinite-lived assets consisted of the following (in thousands):

	June 30, 2023	December 31, 2022

Exodus.com domain name	$1,945	$1,945
Indefinite-lived assets, net	$1,945	$1,945

The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company purchased the Exodus Instagram handle during the third quarter of 2021 for $0.1 million and subsequently impaired this asset as of December 31, 2022 as part of our annual impairment review. The Company considers these assets to be indefinite-lived assets so no amortization will be recognized.

Digital Assets
The Company uses Bitcoin and other digital assets in the ordinary course of its business and includes them as digital assets on the condensed consolidated balance sheets.

The Company considers these digital assets to be intangible assets and records them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on digital asset transactions are calculated as the difference between the value of the price sold compared to the impaired cost.

For the three months ended June 30, 2023, the Company recorded net gain of digital assets of $0.2 million on the condensed consolidated statements of operations and comprehensive income (loss). For the three months ended June 30, 2022, the Company recorded a net impairment of digital assets of $12.5 million on the condensed consolidated statements of operations and comprehensive income (loss). For the six months ended June 30, 2023, the Company recorded net gain of digital assets of $0.6 million on the condensed consolidated statements of operations and comprehensive income (loss). For the six months ended June 30, 2022, the Company recorded a net impairment of digital assets of $16.5 million on the condensed consolidated statements of operations and comprehensive income (loss).

The table below outlines the value of our digital assets based on publicly available rates as of the dates presented as well as the book value (in thousands, except units):

	June 30, 2023			December 31, 2022
	Units	Book value	Market value (1)	Units	Book value	Market value (1)
Bitcoin (BTC)	1,560	$23,163	$46,187	1,391	$17,549	$22,974
Ethereum (ETH)	2,538	2,022	4,647	2,538	2,022	3,031
Algorand (ALGO)	4,395,700	422	642	4,263,132	686	715
Sovryn (SOV)	100,401	98	99	-	-	-
Other digital assets	28,777	91	154	25,339	45	53
Digital assets, net		$25,796	$51,729		$20,302	$26,773

(1)	Market rate represents a determination of fair market value derived from publicly available information.

4.	Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	June 30, 2023	December 31, 2022
Computer equipment	$983	$1,049
Vehicles	256	256
Furniture and fixtures	18	18
Fixed assets, gross	1,257	1,323
Less: accumulated depreciation	(809)	(706)
Fixed assets, net	$448	$617

Depreciation expense was $0.1 million for both of the three months ended June 30, 2023 and 2022. Depreciation expense was $0.2 million for both of the six months ended June 30, 2023 and 2022.

5.	Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	June 30, 2023	December 31, 2022
Internal use software	$14,291	$11,640
Website	53	53
Software assets, gross	14,344	11,693
Less: accumulated amortization	(6,016)	(4,203)
Software assets, net	$8,328	$7,490

The following summarizes the future amortization expense (in thousands):

12 Months Ending June 30,
2024	$4,200
2025	3,176
2026	952
$8,328

Amortization expense was $1.1 million and $0.4 million for the three months ended June 30, 2023 and 2022, respectively. Amortization expense was $2.0 million and $0.7 million for the six months ended June 30, 2023 and 2022, respectively.

6.	Stockholders’ Equity

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock.

In November 2021, the Company authorized a share repurchase program.  The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share. As of December 31, 2022, the Company has cumulatively repurchased and cancelled 4,778 shares worth $0.1 million on the condensed consolidated financial statements. During the fourth quarter of 2022, the Executive Officers repurchased 308 shares.  The share repurchase program expired as of December 31, 2022.

The Company’s Class A common stock is represented by digital Common Stock Tokens that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. In September 2021, Common Stock Tokens began trading on tZERO ATS (“tZERO”), the regulated alternative trading system and Financial Industry Regulatory Authority (“FINRA”) member broker-dealer subsidiary of tZERO, a leader in blockchain innovation and liquidity for digital assets. In March 2022, Common Stock Tokens also began trading on Securitize Markets, LLC, a regulated alternative trading system and FINRA member broker-dealer subsidiary of Securitize, Inc.  Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company (“Transfer Agent”), and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock-Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (the “2019 Plan”) permitted the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus team members, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee or consultant who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee or consultant, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock.  As of June 30, 2023, there were 2,176,718 shares of Class B common stock options outstanding.

In August 2021, the Company also adopted the 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus team members, directors, and consultants. The exercise price for options issued under the 2021 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee or consultant, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan initially authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock.  Pursuant to the terms of the 2021 Plan, the Company may increase our share pool by 5% of our total shares of capital stock each year.  In 2022, the total shares of our Class A common stock reserved for issuance increased by 1,875,000 shares for a total of 4,655,000 shares of Class A common stock reserved under the 2021 Plan.  As of June 30, 2023, there were 3,384,793 restricted stock units that are authorized and outstanding with a fair value of $10.2 million and 479 restricted stock units were vested but not yet issued.

Upon the approval of the 2021 Plan, the Company can no longer grant non-statutory stock options, incentives stock options or other equity awards to Exodus employees, directors or consultants under the 2019 Plan.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and non-employees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•
Fair value per share.  The fair value per share is the fair price or theoretical value for a call or a put option based on six variables such as volatility, type of option, underlying stock price, time, strike price, and risk-free rate.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the six months ended June 30, 2023 and 2022:

	Options	Weighted Average Exercise Price
Outstanding as of January 1, 2022	2,265,725	$2.40
Exercised	(304)	2.45
Forfeited	(21,243)	2.50
Outstanding as of June 30, 2022	2,244,178	$2.40
Outstanding as of January 1, 2023	2,190,979	$2.40
Exercised	(300)	2.55
Forfeited	(13,961)	2.50
Outstanding as of June 30, 2023	2,176,718	$2.40
Vested and exercisable as of June 30, 2023	2,130,468	$2.40

We recognized stock-based compensation related to options and restricted stock units of $1.7 million and $1.3 million for the three months ended June 30, 2023 and 2022, respectively. We recognized stock-based compensation related to options and restricted stock units of $4.1 million and $3.3 million for the six months ended June 30, 2023 and 2022, respectively. Stock-based compensation is recorded on the Company’s condensed consolidated statements of operations and comprehensive income (loss) as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,

	2023	2022	2023	2022

Cost of revenues	$731	$686	$1,696	$1,479
General and administrative	1,005	661	2,366	1,774
Stock-based compensation	$1,736	$1,347	$4,062	$3,253

As of June 30, 2023, total unrecognized stock-based compensation expense was $5.3 million.

7.	Income Taxes

At the end of each interim period, the Company records income taxes by applying an estimated annualized effective tax rate to the current period income or loss before income taxes. The Company's annualized effective tax rate is based on pre-tax earnings, enacted U.S. statutory tax rates, non-deductible expenses, certain tax rate differences between U.S. and foreign jurisdictions, and specific events that are discretely recognized entirely within the interim period in which they occur. The Company’s foreign subsidiary files an income tax return in Switzerland.

During the six months ended June 30, 2023 and 2022, the Company recorded an income tax expense of $0.9 million and an income tax benefit of $5.1 million, on pre-tax income of approximately $3.5 million and pre-tax loss of $23.3 million, resulting in effective tax rates of 24.2% and 20.2%, respectively.

The six months ended June 30, 2023 effective tax rate was primarily impacted by the change in permanent differences and discrete items, including the tax effect of digital asset gains and losses, specifically recognized in the period. The six months ended June 30, 2022 effective tax rate was primarily impacted by the change in permanent differences and discrete items, including the tax effect of digital asset gains and losses, specifically recognized in the period.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all of, the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management no longer believes it is likely that the deferred tax assets will be realized. Accordingly, a valuation allowance has been established for $4.8 million as of December 31, 2022 in the accompanying condensed consolidated financial statements.

The Company has identified $0.4 million of uncertain tax positions requiring a reserve as of December 31, 2022.

8.	Legal Proceedings

During the ordinary course of business, the Company is subject to threatened or actual legal proceedings.  The outcome of any such proceedings cannot be predicted with certainty. As of the date of this form, the Company was not engaged in legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

9.	Related Party Transactions

For the three and six months ended June 30, 2023 and 2022, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of the Company’s Class A common stock:
•
No revenue was recorded for the three and six months ended June 30, 2023. Revenue of less than $0.1 million and $0.1 million was settled in tZERO Preferred Shares for the three and six months ended June 30, 2022, respectively.

•
Less than $0.1 million and $0.1 million of unrealized loss on investments was recorded on the condensed consolidated statements of operations and comprehensive income (loss) for the three and six months ended June 30, 2023, respectively. Less than $0.1 million loss on investment and $0.1 million gain of investment income recorded on the condensed consolidated statement  of operation for three and six months ended June 30, 2022, respectively.

•	$0.3 million of other investments were recorded on the condensed consolidated balance sheets for both periods as of June 30, 2023 and December 31, 2022.

10.	Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of August 16, 2023, the date for which the consolidated financial statements were available to be released.  Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

On August 11, 2023, the board of directors of the Company appointed Margaret Knight as a director effective August 31, 2023.

Item 4.	Exhibits

Exhibit Number	Description
2.1#	Amended and Restated Certificate of Incorporation of Exodus Movement, Inc., filed as exhibit 2.1 to the Form 1-A/A filed by the Company on April 8, 2021.
2.2#	Amended and Restated Bylaws of Exodus Movement, Inc., filed as exhibit 2.2 to the Form 1-A/A filed by the Company on April 8, 2021.
4.1#	Form of Subscription Agreement for Class A Common Stock, filed as exhibit 4.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.1†#	2019 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.2#	Form of API Agreement (U.S. Crypto-to-Crypto Exchanges), filed as exhibit 6.2 to the Form 1-A/A filed by the Company on April 8, 2021.
6.3#	Form of API Agreement (International Crypto-to-Crypto Exchanges), filed as exhibit 6.3 to the Form 1-A/A filed by the Company on April 8, 2021.
6.4†#	Offer Letter, dated as of March 15, 2019, by and between Exodus Movement, Inc. and James Gernetzke, filed as exhibit 6.4 to the Form 1-A/A filed by the Company on April 8, 2021.
6.5#	Platform Services, Transfer Agent and Registrar Agreement, dated as of December 23, 2020, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.5 to the Form 1-A/A filed by the Company on April 8, 2021.
6.6#	Order Form 2, dated as of January 14, 2021, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.6 to the Form 1-A/A filed by the Company on April 8, 2021.
6.7†#	2021 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.7 to the Form 1-K filed by the Company on May 1, 2023.
6.8†#	2021 Employee Equity Redemption Plan of Exodus Movement, Inc., filed as exhibit 6.8 to the Form 1-K filed by the Company on March 7, 2022.
6.9†#	10b-18 Share Repurchase Program of Exodus Movement, Inc., filed as exhibit 6.9 to the Form 1-K filed by the Company on March 7, 2022.
6.10†#	Offer Letter, dated as of November 2, 2021, by and between Exodus Movement, Inc. and Veronica McGregor, filed as exhibit 6.10 to the Form 1-K filed by the Company on May 1, 2023.
6.11†#	Offer Letter, dated as of June 14, 2022, by and between Exodus Movement, Inc. and Matias Olivera, filed as exhibit 6.11 to the Form 1-K filed by the Company on May 1, 2023.
9.1#	Letter from WithumSmith+Brown, PC, dated January 6, 2023, filed as exhibit 9.1 to the Form 1-U filed by the Company on January 9, 2023.
10.1#	Power of Attorney, filed as exhibit 10.1 to the Form 1-A filed by the Company on April 9, 2021.
11.1#	Consent of WithumSmith+Brown, PC, filed as exhibit 11.1 to the Form 1-K filed by the Company on May 1, 2023.

† Indicates a management contract or compensatory plan.
# Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By: /s/ Jon Paul Richardson
Chief Executive Officer

Date: August 16, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jon Paul Richardson
Chief Executive Officer (Principal Executive Officer)

Date: August 16, 2023

By: / s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: August 16, 2023